Exhibit 99.1

Date: August 21, 2012	530-8th Avenue SW, 6th floor
Calgary AB, T2P 3S8
www.computershare.com

Notice of Meeting and Record Date

To:	All Canadian Securities Regulatory Authorities
New York Stock Exchange
Securities and Exchange Commission

Subject: TELUS CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Class Meeting of Holders of Non-Voting Shares and General Meeting
Record Date for Notice of Meeting :	04/09/2012
Record Date for Voting (if applicable) :	04/09/2012
Beneficial Ownership Determination Date :	04/09/2012
Meeting Date :	17/10/2012
Meeting Location (if available) :	Burnaby, BC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON NON CDN	87971M996	CA87971M9969
COMMON CANADIAN	87971M103	CA87971M1032
NON-VOTING	87971M202	CA87971M2022

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for TELUS CORPORATION